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SEC
Mail Processing
Section
MAR 05 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 41855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Peachtree Capital Corporation, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Pharr Road NE, Suite 700
(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Miller **(404) 220-8958**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David Miller**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **PeachCap, Inc.**, as of **December 31**, **2017**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

Financial Statements of

Peachtree Capital Corporation Inc.

With

Independent Auditor's Report

For the Year Ended December 31, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Peachtree Capital Corporation, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Peachtree Capital Corporation, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Peachtree Capital Corporation, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Peachtree Capital Corporation, Inc. stated that Peachtree Capital Corporation, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Peachtree Capital Corporation, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peachtree Capital Corporation, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

March 1, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Peachtree Capital Corporation, Inc.
Statement of Financial Condition
December 31, 2017

ASSETS

Assets		
Cash	$	183,683
Securities owned		109,513
Due from Clearing Broker-Dealer		170,349
Deposit with Clearing Broker-Dealer		100,053
Due from Related Party		19,059
Accounts Receivable		17,249
Other Assets		23,434
TOTAL ASSETS	**$**	**623,340**

LIABILITIES and STOCKHOLDERS' EQUITY

Liabilities		
Commissions Payable	$	34,012
Due to Clearing Broker-Dealer		197,272
Securities sold, not yet purchased		110,986
Total Liabilities		342,270
Stockholders' Equity		
Common Stock, $1.00 par value; authorized 100,000 shares;		
issued and outstanding, 1,000 Shares		1,000
Additional Paid-in Capital		16,925
Retained Earnings		263,145
Total Stockholders' Equity		281,070
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	**$**	**623,340**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Commissions	$ 1,586,184
Mutual Fund Fees	381,408
RIA Platform Fees	38,053
Interest & Dividend Income	250
Principal Transactions	4,138
Other Income	123,777
Total Revenues	2,133,810
Expenses	
Employee Compensation and Benefits	1,121,455
Clearing Fees	453,799
Regulatory Fees	51,624
Advertising and Promotion	26,734
Occupancy	208,322
Professional Fees	62,656
Technology and Communication Expense	126,637
Other Expenses	100,056
Total Expense	2,151,283
Net Loss	**$ (17,473)**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2017

	Number of Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2016	1,000	$ 1,000	$ 16,925	$ 280,618	$ 298,543
Net loss				(17,473)	(17,473)
Balance at December 31, 2017	**1,000**	**$ 1,000**	**$ 16,925**	**$ 263,145**	**$ 281,070**

The accompanying notes are an integral part of these financial statements

Peachtree Capital Corporation, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash Flows from Operating Activities		
Net Loss	$	(17,473)
Adjustments to reconcile Net loss to net cash used by operations:		
Change in Accounts Receivable		11,524
Change in Due from Related Party		(19,059)
Change in Other Assets		(11,818)
Change in Commissions Payable		17,649
Change in Due from Clearing Broker-Dealer		(141,653)
Change in Deposit with Clearing Broker-Dealer		(50)
Change in Securities Owned		(109,513)
Change in Due to Clearing-Broker		197,272
Change in Due to Related Party		(38,834)
Change in Securities Sold, not yet purchased		110,986
Net cash used by Operating Activities		(969)
Net cash decrease for year		(969)
Cash at beginning of period		184,652
Cash at End of Year	**$**	**183,683**

The accompanying notes are an integral part of these financial statements

PEACHTREE CAPITAL CORPORATION INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION
ACT OF 1934

As of December 31, 2017

Net Capital:		
Total stockholders' equity qualified for net capital		$ 281,070
Non-allowable assets:		
Accounts Receivable, net		(8,625)
Due from related party		(19,059)
Other assets		(23,434)
Net capital before haircuts		229,952
Less haircuts		(10,654)
Net capital		219,298
Computation of Basic Net Capital Requirements		
6-2/3% of aggregated indebtedness	22,818	
Minimum net capital required	$ 100,000	
(greater of the above amounts)		100,000
Excess net capital		$ 119,298
Aggregate Indebtedness		$ 342,270
Percentage of aggregate indebtedness to net capital		156%

Reconciliation with Company's Computation of Net Capital
(included in FOCUS Report Part IIA as of December 31, 2017)

Note - There is no significant difference from the Company's computation; accordingly, a reconciliation is not included.

PEACHTREE CAPITAL CORPORATION, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2017

1. Organization, Business and Summary of Significant Accounting Policies:

Organization and Description of Business:

Peachtree Capital Corporation (the "Company") was organized under the laws of the State of Georgia on August 21, 1990. The Company is registered as a broker-dealer and investment advisor with the United States Securities and Exchange Commission (the "SEC"), Financial Industry Regulatory Authority ("FINRA"), and the securities commissions of appropriate states. The Company is also an independent insurance agency. The Company's primary business is brokerage of listed marketable securities, mutual funds and insurance. Most of the Company's customers are located in the state of Georgia.

Summary of Significant Accounting Policies:

Cash - The Company maintains its cash balance at high credit quality banks. At times, balances may exceed federally insured limits.

Income taxes- The Company has elected to be taxed as an S corporation whereby the income or losses of the Company flow through to its stockholders and no income taxes are recorded in the accompanying financial statements.

Under the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the tax authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its positions and has determined that no provision or liability for income taxes is necessary.

Estimates- Preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual amounts may differ from these estimates.

Advertising – Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2017 was approximately $27,000.

Revenue Recognition- Customers' securities transactions are reported as commission income and expenses on a trade date basis.

Securities Transactions – Principal transactions and related revenues and expenses are recorded at the fair value on a trade-date basis (as if they had settled). Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading income in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Date of Management's review- Subsequent events were evaluated through date the financial statements were issued.

New Accounting Pronouncements: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. The Company will adopt ASU 2014-09 effective January 1, 2018. ASU 20141-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In doing so, companies will need to use more judgment and make more estimates than under current guidance. The Company is currently evaluating the impact that the adoption of the new accounting guidance may have on its financial statements.

New Accounting Pronouncements (continued):

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

2. Clearing Agreement:

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a minimum net capital of $250,000.

At December 31, 2017, the Company had a money market deposit with its clearing broker-dealer in the amount of $100,053. These funds will not be available to the Company as long as it continues to do business with this clearing broker-dealer.

Amounts payable to its clearing organization at December 31, 2017, consist of expenses in excess of commissions.

3. Related Party Transactions:

The Company shares its office facilities with a Registered Investment Advisor owned by the Company's stockholders. The lease for the shared facilities is held jointly with the related party. The Company paid approximately $208,000 in 2017 for the use of the shared facilities.

At December 31, 2017, the future minimum lease payments under the office facilities lease are the following:

		Allocation
2018	206,232	103,116
2019	212,419	106,209
2020	218,791	109,396
2021	225,355	112,678
2022	232,116	116,058
Thereafter	382,726	191,382
	1,477,638	738,819

The Company has a separate expense sharing agreement with this related party. Under the terms of this agreement, the Company pays the related party for personnel services, and other administrative costs provided to the Company. The amount expensed under the arrangement for the year ended December 31, 2017 was approximately $1,092,000. The balance due from related party on the accompanying statement of financial condition arose from an overpayment under this services agreement.

The Company received approximately $38,000 of platform fees from this related party pursuant to an informal agreement.

3. Related Party Transactions (continued):

Financial position and results of operations would differ from the amounts in the accompanying financial statements if the aforementioned related party transactions had not occurred.

4. Net Capital Requirements:

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $219,298 which was $119,298 in excess of its required net capital of $100,00 and its ratio of aggregate indebtedness to net capital was 1.56 to 1.00.

5. Off Balance Sheet Risk:

In the normal course of business, the Company executes securities transactions for its customers. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

6. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

•Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

•Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

6. Fair Value (continued):

	Fair Value Measurements December 31, 2017	Level 1 Valuation	Level 2 Valuation	Level 3 Valuation
Assets:				
Securities owned:				
Municipal bonds	$ 109,513	$ 109,513	-	-
Liabilities:				
Securities sold, not yet purchased:				
Municipals bonds	$ 110,986	$ 110,986	-	-

7. Contingencies:

The Company is subject to litigation on the normal course of business. The Company has no litigation in progress at December 31, 2017.

PEACHTREE CAPITAL CORPORATION INC.

SCHEDULE II

COMPUTATION OF FOR DETERMINATION OF
RESRVE REQUIREMENTS UNDER RULE 15C3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

Note – The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIRMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

Note – The Company was in compliance with the conditions of exemption pursuant to paragraph (k)(2)(ii) of the rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Peachtree Capital Corporation, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peachtree Capital Corporation, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2001.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying

schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

March 1, 2018
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

PEACHCAP™

BROKER DEALER ANNUAL EXEMPTION REPORT

Peachtree Capital Corporation claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

Peachtree Capital Corporation met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017 without exception.

Joshua Gregg, CFO
February 27, 2018

O 404.220.8958 | F 678.909.0433
550 Pharr Rd NE, Suite 700 | Atlanta, GA 30305
peachcap.com